David T. Foy Executive Vice President and Chief Financial Officer

January 3, 2012

Mr. Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:          White Mountains Insurance Group, Ltd. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-8993

Dear Mr. Rosenberg,

I refer to your letter dated December 13, 2011 (the “Comment Letter”).  In connection with the Company’s response, we acknowledge the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Set forth below are the Company’s responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter.

Comment 1:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Invested Assets, page 87

1.             You disclose material investments in foreign government, agency and provincial obligations. Please provide revised proposed disclosure to be included in your next periodic report to disclose your sovereign risk exposure to each European peripheral country, including: Ireland, Greece, Portugal, Spain and Italy.  Please break out the exposure for sovereign entities, financial institutions, non-financial institutions and other individual/entities by country of origin.

Response to Comment 1:

We will comply with your requests by including additional disclosure in our December 31, 2011 Form 10-K filing.  An example of this disclosure has been included as Exhibit A to this letter.

Comment 2:

Notes to Consolidated Financial Statements

Legal contingencies, page F-74

2.             You state that none of your legal contingencies is expected by management to have a material adverse effect on your financial condition and/or cash flows. Your disclosures do not appear to be in compliance with ASC 450-20-50. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, provide us proposed disclosure to be included in your next periodic filing to either disclose an estimate (or, if true, state that the amount is not material in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

Response to Comment 2:

We will comply with your requests by including additional disclosure in our December 31, 2011 Form 10-K filing.  An example of this disclosure, which has been edited from the disclosure contained on page F-74 of our December 31, 2010 Form 10-K, has been included as Exhibit B to this letter.

Please feel free to call me at (203) 458-5850 should you have any questions.

Respectfully submitted,

By:	/s/ David Foy
David Foy

CC:      Dana Hartz

Mary Mast

Exhibit A

The following tables list White Mountains’ investments in fixed maturities, common equities and convertible fixed maturities at December 31, 2010, categorized as financial or non-financial investments and by country of issue:

December 31, 2010
Millions	Fair value
Debt securities issued by corporations:
Non-financial
Canada	$115.5
France	61.6
Greece	—
Ireland	1.3
Italy	2.6
Netherlands	111.5
Portugal	—
Spain	3.3
United Kingdom	122.8
United States	1,535.5
Other	103.8
Total non-financial debt	2,057.9
Financial
Greece	—
Ireland	—
Italy	—
Netherlands	11.8
Portugal	—
Spain	—
United Kingdom	47.1
United States	210.2
Other	31.0
Total financial debt	300.1
Debt securities issued by corporations	2,358.0
Mortgage-backed and asset-backed securities
Australia	4.9
United Kingdom	23.8
United States	2,443.6
Total mortgage-backed and asset-backed securities	2,472.3
Foreign government, agency and provincial obligations
Canada	82.6
Germany	40.9
Greece	—
France	49.0
Ireland	—
Italy	—
Portugal	—
Spain	—
Sweden	705.0
United Kingdom	120.4
Other	48.6
Total foreign government, agency and provincial obligations	1,046.5
US Government and agency obligations(1)	409.1
Municipal obligations(1)	4.3
Preferred stocks(1)	89.7
Total fixed maturities	$6,379.9

(1)          All securities were issued in the United States

December 31, 2010
Millions	Fair value
Common equity securities:
Non-financial
Canada	$61.0
Greece	.7
Ireland	—
Italy	.6
Japan	12.7
Portugal	.5
South Africa	23.2
Spain	8.7
Switzerland	9.3
United States	330.6
Other	34.8
Total non-financial common equity securities	482.1

Financial
Bermuda	69.2
United States	155.2
Other	3.5
Total financial common equity securities	227.9

Total common equity securities	$710.0

Canada	10.6
Luxembourg	10.6
United States	139.0
Convertible fixed maturity investments	$160.2

Exhibit B

Legal Contingencies

White Mountains, and the insurance and reinsurance industry in general, are routinely subject to claims related litigation and arbitration in the normal course of business, as well as litigation and arbitration that do not arise from, or are directly related to, claims activity.

White Mountains’ estimates of the costs of settling matters routinely encountered in claims activity are reflected in the reserves for unpaid loss and LAE.  See Note 3.

White Mountains is not a party to any material non-claims litigation or arbitration. White Mountains considers the requirements of ASC 450 when evaluating its exposure to non-claims related litigation and arbitration.  ASC 450 requires that accruals be established for litigation and arbitration if it is probable that a loss has been incurred and it can be reasonably estimated.  ASC 450 also requires that litigation and arbitration be disclosed if it is probable that a loss has been incurred or it there is a reasonable possibility that a loss may have been incurred.

Although the ultimate outcome of claims and non-claims related litigation and arbitration, and the amount or range of potential loss at any particular time, is often inherently uncertain, management does not believe that the ultimate outcome of such claims and non-claims related litigation and arbitration will have a material adverse effect on White Mountains’ financial condition, results of operations or cash flows.

Scandinavian Re

On August 19, 2009, the arbitration panel hearing the arbitration proceeding between Scandinavian Re and St. Paul Fire & Marine Insurance Company, et. al. (“St. Paul”) issued a final decision.  This arbitration related to a dispute over a multi-year Retrocessional Casualty Aggregate Stop Loss Agreement (“Agreement”) concerning certain classes of casualty reinsurance written by St. Paul during the 1999-2001 underwriting years. Scandinavian Re had argued that the Agreement should be reformed or rescinded. The final decision stated, among other things, that the Agreement is valid and enforceable and shall be applied based on the written terms of the Agreement.  The decision did not have a material effect on White Mountains’ financial position. On November 16, 2009, Scandinavian Re filed a motion to vacate the arbitration award in federal court in the Southern District of New York. On February 23, 2010, the court issued an order granting Scandinavian Re’s motion to vacate the arbitration award. The matter has been remanded for arbitration in front of a new panel of arbitrators. The judge vacated all rulings made by the first panel and required St. Paul to return to Scandinavian Re any monies paid over to it since September 26, 2007 so as to put the parties back in the same position that they were as of the day that St. Paul demanded arbitration. St. Paul has 30 days to appeal the ruling to the 2nd Circuit Court of Appeals.  On March 15, 2010, St. Paul filed a notice of appeal with the 2nd Circuit Court of Appeals and posted a supersedeas bond, which stays enforcement of the district court’s order.  The briefing and the oral argument have been completed, and the parties are awaiting the ruling of the 2nd Circuit Court of Appeals.  In the event that White Mountains does not obtain a favorable outcome, management does not believe that the ultimate outcome of such claims and non-claims related litigation and arbitration will have a material adverse effect on White Mountains’ financial condition, results of operations or cash flows.